

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 27, 2011

Via E-mail
Mark DeCesaris
Chief Financial Officer
Corporate Property Associates 17 – Global Incorporated
50 Rockefeller Plaza
New York, NY 10020

> **Re:** **Corporate Property Associates 17 – Global Incorporated**
> **Form 8-K/A**
> **Filed March 3, 2011**
> **Form 10-K for Fiscal Year Ended**
> **December 31, 2010**
> **Filed March 18, 2011**
> **Form 8-K**
> **Filed May 6, 2011**
> **Form 10-Q/A for Quarterly Period Ended**
> **March 31, 2011**
> **Filed May 17, 2011**
> **File No. 000-52891**

Dear Mr. DeCesaris:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 8-K/A filed March 3, 2011

General

1.   Please clarify for us how you determined it was appropriate to provide the lease guarantor financial information as opposed to the lessee financial information.

Form 10-K filed March 18, 2011

Item 1. Business, page 2

Significant Developments during 2010, page 3

2.   In future periodic reports, to the extent the company intends to acquire a material amount of properties in future periods, please include disclosure regarding yield/ capitalization rate trends in targeted markets. To the extent practicable, please provide quantitative guidance and specify whether cited yields reflect historical or projected cash flows.

3.   In future periodic reports please disclose the weighted average maturity and yield on debt and/or preferred equity investments made during the reporting period, as applicable.

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities

Distributions, page 31

4.   In future periodic reports, please expand your distribution disclosure to address source, sustainability and dilution issues. To the extent the distributions paid for the two years shown in the table were sourced from other than cash flow from operations, please provide disclosure showing the source and amounts of the excess. To the extent the company's GAAP earnings or NAREIT FFO for either year shown in the table was less than the distributions paid in such year, please quantify the excess. In addition, please disclose the total distributions paid since inception as compared to the total GAAP earnings or NAREIT FFO since inception. We note that some of the requested disclosure appears in the notes to the financial statements. If you prefer to include all the disclosure in the notes, please provide a cross-reference in this section.

Issuer Purchases of Equity Securities, page 32

5.   In future periodic reports, please disclose whether the company satisfied all properly submitted redemption requests. If not, please disclose amount not satisfied and amount to be carried over to future redemption periods.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Investment Activities, page 42

6.   In future periodic reports, to the extent applicable, please disclose the anticipated completion dates of any material developments, as well as the costs incurred to date and budgeted costs.

Funds from operations—as Adjusted, page 50

7.   In future periodic reports, please provide a more detailed explanation of why it is useful
        to investors in a security without a market price or disclosed NAV per share to consider a
        performance metric that excludes impairment charges. Please also include disclosure that
        highlights for investors the limitation of using such a measure to estimate net asset value.

Financial Statements

Notes to Consolidated Financial Statements

Note 2. Summary of Significant Accounting Policies

Acquisition Costs, page 67

8.   Please tell us how you determined that certain of your acquisition-related costs and fees
        should be capitalized. Specifically, provide management's analysis supporting their
        determination that their real estate purchases should be classified as asset purchases as
        opposed to business combinations. Within your response, please reference the
        authoritative accounting literature management relied upon.

Note 3. Agreements and Transactions with Related Parties

Joint Venture and other Transactions with Affiliates, page 72

9.   In future periodic reports, with respect to acquisition transactions with affiliates, such as
        the CPA 14 transaction, please provide detailed disclosure regarding the process by
        which the consideration was determined.

Form 8-K filed May 6, 2011

General

10.   Please tell us how you complied with Item 9.01 of Form 8-K, or tell us why you have not
        amended your filing to provide financial statements and pro forma financial information
        related to this acquisition.

Form 10-Q/A for the quarterly period ended March 31, 2011 filed May 17, 2011

Financial Statements

Notes to Consolidated Financial Statements

Note 6. Equity Investments in Real Estate

Acquisition of Equity Investment, page 12

11.   In light of your 85% ownership interest in C-1000, please tell us how you determined it was appropriate to account for this investment using the equity method. Within your response, please reference the authoritative accounting literature relied upon.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jennifer Monick, Senior Staff Accountant, at 202-551-3295 or me at 202-551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Folake Ayoola, Attorney Advisor, at 202-551-3673 or Michael McTiernan, Assistant Director, at 202-551-3852 with any other questions.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief